Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

This filing relates to the proposed merger involving Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2010, among Sonic, Siracusa Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Sonic, Siracusa Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Sonic, and DivX. The following is a transcript of a conference call conducted by DivX on August 4, 2010 relating to DivX’s results for the three and six months ended June 30, 2010:

DIVX, INC.

Moderator: Karen Fisher

August 4, 2010

3:30 p.m. CT

Operator:	Welcome to the DivX second quarter operational and financial results conference call. Today’s conference call is being recorded. Now at this time I would like to turn the call over to Karen Fisher Vice President for Investor Relations and Compliance. Please go ahead.

Karen Fisher:	Good afternoon and thank you for joining the management team of DivX. I am Karen Fisher. With me on the call today is Kevin Hell, our Chief Executive officer, and Dan Halvorson, our Chief Financial Officer and Executive Vice President Operations.

As we get started with today’s call I would like to read a brief Safe Harbor Statement and then turn the call over to Kevin Hell.

Statements made during this call that are not strictly historical in nature constitute forward-looking statements, and include but are not limited to those statements regarding growth and financial performance of the company, it’s financial outlook, business strategy and operational plans. All forward-looking statements are made as of today based on current information and expectations and are inherently subject to change.

Please review the cautionary statements in today’s press release and refer to the recent filings for DivX on forms 10K and 10Q for a more detailed discussion of the relevant risks and uncertainties that could cause actual results to be different from those forward-looking statements.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Except what’s required by securities laws, DivX undertakes no obligation to review or update forward-looking statements. In addition, unless otherwise noted, we will present financial information on a non-GAAP basis. These non-GAAP measures should be considered as supplemental to and not as a substitute for or superior to the corresponding measures calculated in accordance with U.S. GAAP.

While we believe the non-GAAP measures provide information that is useful to investors, we recommend a careful review of the reconciliations between GAAP and non-GAAP measures provided in today’s press release as well as the detailed disclosures related to the purpose of and limitation non-GAAP disclosures.

Today’s press release as well as a replay of this conference call can be found on our Web site at www.DivX.com under investors. In addition as a reminder, the management teams of DivX and Sonic Solutions will participate in a call scheduled for 2:30 p.m. Pacific Time or 5:30 p.m. Eastern Time to update shareholders on the proposed merger transaction between the two companies.

Call-in information can be found in today’s press release. Accordingly, the balance of today’s call will focus on DivX’s financial and operational results. With that said, let me turn the call over to Kevin.

Kevin Hell:	Thank you, Karen. Hello, and thank you for joining us on the call today as we report our second quarter results. Building on the momentum we established in the first quarter of 2010 we continue to execute across all lines of business and delivered financial and operational results that surpassed expectations.

From technology licensing to software distribution to premium content, all areas of the business are growing and exceeding our goals and objectives. Looking to the future we are well positioned to continue this positive trajectory by further increasing the penetration of emerging product categories, growing our premium content business, and powering the future of digital content delivery with DivX TV.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Taken together we feel we are further along than ever in realizing our vision of a better media future where consumers can enjoy high quality digital content on any kind of device. Let me provide a little more color on each area of our business beginning with our core licensing business.

We continue to see strong growth in this segment with revenue up 23 percent year-on-year based largely on our rapid growth in the emerging product categories. The emerging product categories including Blue-Ray, DTV, set-top-box, and mobile are up a combined 216 percent year-over-year and are now approaching the same revenue contribution provided by the red laser DVD segment.

This data point reflects the increasing diversification of our CE licensing business. For the first time in our company’s history, DivX certification of Blue-Ray players surpassed that of red laser DVD players in Q2, a significant metric that reflects the continuing relevance of DivX in a consumer electronic space. Digital television in particular saw a strong growth in Q2 with over 3,000 DivX certified DTV models now shipping from major OEMs such as Sony, Samsung, LG, Toshiba, Panasonic, Sharp, and others.

We have seen the DTV category increase more than five-fold in revenue over the past year and it is now the largest emerging category in dollar terms. Notably more than half of the DTV models certified at the DivX HD profile enabling consumers to easily play back high definition DivX files directly in their living rooms.

Our mobile business reached several major milestones last quarter, including the release of the first ever DivX HD mobile device in the U.S. market, the Samsung Galaxy S. The Galaxy S is sleek high performance smart phone that is receiving a significant marketing push from Samsung in the U.S. and is currently available from multiple carriers.

Also, the LG ally, a high quality DivX certified smart phone was released in Q2 and further expands our U.S. presence. A key initiative across our licensing business is DivX Plus HD, our new certification profile that enables devices to play back HD, H. 264 files.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Last quarter we announced a number of DivX Plus HD devices, including the first DTV from (High Sense), the number one brand for LCD TVs in China. We expect more partners to launch devices throughout the balance of the year as DivX Plus HD becomes the standard for high quality playback of MKV HD files. Along with our growth in emerging product categories, our position in the red laser DVD market remains solid, largely due to the increasing demand for DivX from local and regional brands across multiple geographies.

Turning to our software business we have seen record consumer usage of DivX playback solutions, which is up 90 percent year-over-year. Our desktop and Web player were together launched over 750 million times last quarter alone, a key engagement metric that illustrates the depth and size of the continuously growing DivX community. As a result of this record consumer engagement, our media and services revenue continues to grow thanks to our partnership with Google to distribute the popular Chrome browser through our Web site.

The increasing popularity of our software tools proves that DivX remains a (de facto) standard for both desktop and browser based playback of high quality digital video content in multiple formats including H.264 HD files.

As the entertainment industry transitions to the digital delivery of content, we are leveraging this popularity to help power a new premium content experience. As we have mentioned in previous calls, we have relationships in place with multiple studios enabling online retailers around the globe to offer high quality Hollywood Films in the DivX format that playback in over 300 million devices.

This business continues to expand across multiple regions including a recently signed agreement to power a new premium video service for a major European electronics retailer. We will provide more details on this partnership closer to the launch of the service scheduled for Q3 of this year.

Also of note in the premium content space, we recently saw the first distribution of popular television content such as Gossip Girl, and Smallville in a secured DivX format through WBshop.com.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Our distribution relationship with Warner Brothers continues to grow with the DivX slated to power the soon to be launched WB shop in Germany in addition to the existing DivX power stores in France and the U.S.

Moving to my final point, we remain strongly positioned to help play a leadership role in the internet TV market with our DivX TV initiative. Our engineering, product and content teams have been working hard on the first implementation of the platform on several Blue-ray players in the U.S. for LG Electronics, which is on track for release later this year.

In addition, we have signed up a number of exciting content partners that we will announce closer to launch. We have seen solid interest in the platform from both domestic and international CE partners as well as internet content providers. We will announce updates as they become available.

In summary, our financial and operational results in Q2 were strong once again, and reflect the overall strength and relevance of the DivX business. We expect to see continued growth across all lines of our business and are well positioned to sustain that growth through our strategic initiatives that address the emerging device categories, premium content services, and of course, DivX TV.

We’ve historically placed our business results in the context of the larger (vision) that drives DivX forward. The words we used to articulate that vision have varied over the years, but the core idea has remained the same: leverage advancements in digital media technology to help create a better media experience for consumers.

I am proud to say that we are further along than ever in realizing that vision. And the pieces are in place for DivX to continue to play a crucial role in the future of digital entertainment.

With that, I’ll turn the call over to Dan to discuss our financial results in more detail.

Dan Halvorson:	Thank you, Kevin. On today’s call I will provide a summary review of our second quarter, and provide some color as we head into the third quarter.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

As Kevin stated, we are pleased with our second quarter results. Revenue for the second quarter was 19.6 million, comprised of approximately 16.9 million of technology licensing revenues, and 2.7 million of media and other distribution and services revenues.

Our GAAP EPS for the quarter was a net loss of nine cents per diluted share, and our GAAP net loss was 2.8 million. Non-GAAP EPS was two cents per diluted share, and we generated non-GAAP profit of approximately $760,000. Our better than expected technology licensing revenue this quarter was the result of one, continued strength of our emerging products, specifically DTVs, Blue-Ray players and set-top-boxes;

two, the positive end quarter impact of audit infringement revenue; three, continued strength of tier two DVD licensing revenue, and four, the continuing strength of the Google Chrome distribution. Excluded from our non-GAAP EPS and net income are the following items net of tax.

One, share base compensation of 1.6 million or five cents per diluted share; two, scheduled amortization of purchased intangible assets related to the acquisition of MainConcept of 290,000 or one cent per diluted share. Three, foreign exchange impact on our Euro denominated inter-company loan of 100,000 or less than one cent per diluted share. Four, the impact of the contingent consideration fair value adjustments related to the acquisition of AnySource Media of 62,000 or less than one cent per diluted share.

Five, a non-cash benefit of 895,000 or three cents per diluted share related to adjustments to our deferred tax assets. Six, expenses related to the proposed merger transaction between DivX and Sonic Solutions of 723,000 or two cents per diluted share. And seven, the gain on the purchase of MainConcept Japan controlling interest of 130,000 or less than one cent per diluted share.

Breaking the quarter down further, technology licensing revenue for this quarter increased 23 percent over the same quarter last year to approximately 16.9 million. Technology and licensing to hardware manufacturing partners was approximately 69 percent of total revenues for the quarter. Technology

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

licensing for software, which includes a MainConcept revenue was 18 percent of revenues for the quarter.

Technology licensing for software which includes a main concept revenue was 18 percent of revenues for the quarter. We had three 10 percent or greater customers, that is Samsung, LG, and Google, who combined accounted for approximately 36 percent of revenue during the quarter.

Media and distribution revenue for the quarter was 2.7 million or 14 percent of total revenues. The mix across geographies for the quarter was 71 percent for Asia Pacific, 22 percent for the Americas, and seven percent for EMEA.

Remember that this geographic mix represents the locations of our licensees who manufacture our products, not the location into which our products are shipped.

Gross margins were approximately 88 percent as compared to 85 percent for the same quarter last year. The increase in gross margins was driven by the overall increase in revenues in Q2. Now let me focus my comments on expenses. I’ll talk about our expenses consistent with our non-GAAP breakout provided in the supplemental earnings table in our press release today detailing share base compensation and other items discussed earlier. Total operating expenses in the quarter were 21 million and included core-operating expenses of 16.6 million or approximately 85 percent of total revenue. Two point seven million of share based compensation, 1.2 million of expenses related to the proposed merger transaction between DivX and Sonic, the scheduled amortization of purchase intangible asset related to MainConcept of 475,000, as well as the impact of contingent consideration fair value adjustments related to the acquisition of AnySource of 102,000.

Included in other income and expense is the foreign exchange loss on our euro denominated inter-company loan to Main Concept of 165,000 as a result of the decline in the euro during Q2, and a gain on the purchase of Main Concept Japan controlling interest of 200,000.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Our second quarter operating income excluding share based compensation, proposed merger transaction costs, the amortization of the intangible assets, the impact of a contingent consideration adjustments related to acquisition of AnySource, was 617,000 or three percent of revenue.

Our interest income for the quarter was 385,000 which compares to interest income of 430,000 earned during the second quarter of last year. We ended the quarter with total cash short and long-term investments of approximately 146 million or $4.41 per share. This includes approximately 3 million of auction rate securities which are classified as long-term investments.

During the second quarter, cash generated from operating activities was approximately 8.1 million which was primarily due to 4.2 million decrease in accounts receivable, non-cash share based compensation charge of 2.7 million, and a 1.4 million decrease in pre-paids.

We generated approximately 1.7 million in cash flows from operations excluding working capital changes. We did not incur any significant cap ex, and our depreciation expense for Q2 was approximately 400,000. Our GAAP (blended) tax rate for the quarter was approximately 16 percent, while our non-GAAP tax rate was approximately 39 percent.

Headcount was 370 as of June 30th, which compares to 360 at the end of Q1 and is in line with our earlier comments, specific to increased headcount related to DivX TV.

Next, let me address guidance. As we enter the third quarter, we are projecting revenue to range between 20 and 21 million, with a non-GAAP per share ranging from two to four cents per diluted share. We anticipate technology-licensing revenue will make up approximately 89 percent of revenue and media and distribution revenue is expected to be approximately 11 percent.

Gross margins for the third quarter expected to be approximately 88 percent. GAAP EPS for the third quarter is expected to be a loss of five cents to three cents per share and includes one anticipated non-cash share base compensation of 2.8 million or five cents per diluted share. Two, the

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

scheduled amortization of purchased intangible asset related to the acquisition of MainConcept and contingent consideration adjustments related to AnySource of approximately 600,000 or one cent per diluted share net of taxes.

Three, expenses related to the proposed merger transaction between DivX and Sonic of approximately 700,000 or one cent per diluted share net of taxes, which excludes any contingency-based transaction costs.

Our diluted weighted average shares outstanding for the third quarter are expected to be approximately 33.7 million. Once again, we are excited to report solid financial and operational results for the second quarter, and we remain on a positive growth trajectory.

With that we’ll open the call up for questions. Operator?

Operator:	Thank you. Ladies and gentlemen, if you have a question please press star then one on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue please press the pound key. Our first question comes from (Paul Foster) with JP Morgan.

(Paul Foster):	Hi, thank you. You know I’m not quite sure how you deal with this situation, Kevin, but presumably, as you’ve got to know Sonic, you’ve identified areas of overlap in advance of the merger. And maybe areas of overlap where you feel like the investment you were making may not make sense even if you remained an independent company. Can you comment upon what if anything you are doing to change your investment strategy as a result of what’s happening so far?

Kevin Hell:	Well Paul, we are going to have a call where we are going to have both Sonic and DivX on the phone later on, and I would actually defer much of that to that conversation. I would say that we believe that the majority of the assets between the two companies are complimentary and not overlapping. And we’ve got a very sizable consumer electronics licensing business which we believe brings a very large footprint to the RoxioNow service overall.

We have a very large online community. They have best in class media software. We have you know best in class core technologies through Main

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Concept. They have a leading tools business with their legacy Sonic business that fit quite well together.

And we think that DivX TV and RoxioNow are both you know elements of a platform that fit quite well together as well and don’t – compete and are not conflicting. But we’ll cover much of that in the later call that happens at the end.

(Paul Foster):	OK. Is there anything that you are doing today to make your codecs basically your software you embed on certain devices, forward compatible with RoxioNow or even more so than they might otherwise have been.

No, we’re not changing anything we’re doing. We’re continuing to plan for the future. We’re getting great traction with our DivX Plus HD initiative to support H.264. We’re also very busy at work developing the next generation around 3D technology that will allow us to have a compressed 3D solution in the marketplace that would also work in consumer electronic devices for you know the distribution of 3D content over the internet.

And we believe a majority of that work will be very complimentary to what Sonic is doing going forwards.

(Paul Foster):	OK. Two final questions. Are there any geographies or product/geography sort of segments that you want to identify as being you know particularly strong adopters of your technology at the moment? For instance set-top-boxes or in DTVs is it in Europe. And any progress with Sony North America or X the Play Station?

Kevin Hell:	Well, I can say that we remain very strong in both eastern and western Europe with our brand and our technology, and that applies to all the different product segments. I’d also say though that in Blue-Ray and DTV in particular, and also in mobile we are getting good traction in the U.S. market as I mentioned in the prepared remarks.

We have both the Samsung Galaxy S which is a very high – we expect it to be a very high volume phone coming out in the U.S. market as well as the LG Ally with Verizon here in the U.S. We also are seeing great traction with Blue-ray and DTV as I mentioned in the U.S. market.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

I do think that the proposed merger with Sonic will absolutely accelerate our trajectory in the U.S. market given their major retailer partners that they have here in the U.S. and are looking forward to the impact that that has on the DivX licensing business overall.

We continue to make headway with regards to the U.S. market, but I think the merger with Sonic will absolutely accelerate that going forwards.

(Paul Foster):	Sony North America?

Kevin Hell:	No updates on that front at this point in time.

(Paul Foster):	OK. Thank you very much.

Kevin Hell:	Sure.

Operator:	Thank you. Our next question comes from (Steven Frankle) with (Brigantine Advisors).

(Steven Frankle):	Hi. Just start with telling us how large the catch up payment was from infringement, and were there any material catch up payments in the year-ago quarter?

Dan Halvorson:	Yes, (Steve), this is Dan. The comments on you know I talked about the quarter, the goodness. There is not you know any big quote/unquote catch up. It’s just you know in quarter there is a few things that we always handicap. It’s not so much that there is a one big catch-up payment. You know we always handicap when we’re calling guidance. Probably more conservative. And there’s just a few areas between infringement and audit.

And you know it’s – you know in the hundreds of thousands of dollars. It’s nothing that is that big. And from a year ago or anything, it’s not that big of a number. You know it’s – to me it’s episodic. We have these – and our numbers, I think it’s more of a matter of how we call guidance, and then …

When it comes in either this quarter or future quarters.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

(Steven Frankle):	OK. And could you tell me what percentage of license revenue came from those emerging categories? You said it was approaching 50 percent. But how big was it?

Kevin Hell:	The emerging product categories overall are up to 31 percent of technology licensing, which includes also our commercial licensing business, the DVD business, and all of the emerging product areas.

(Steven Frankle):	OK. And …

Kevin Hell:	So if you were just to compare it versus just the DVD category overall, it’s a higher percentage. I don’t have the exact number here.

(Steven Frankle):	And the Sony win on DTV, is that going into eastern Europe, or what geographies are they?

Kevin Hell:	They’re going into mostly eastern and western Europe, and I believe certain other geographies, Asia and perhaps parts of Latin America. I’ll need to check on that but I am pretty sure it’s going across the majority of the international markets.

(Steven Frankle):	And what’s your attach rate in the Blue-Ray categories these days?

Kevin Hell:	The attach rate on Blue-Ray is now 38 percent and it surpassed DVD.

(Steven Frankle):	That’s a worldwide number? Or that’s a …

Kevin Hell:	It’s a worldwide number and it’s you know obviously going to be higher than that in certain parts of Europe.

(Steven Frankle):	OK. And did I hear you say that the DivX (TZD) win with LG will hit multiple products this year, or you are working on multiple products and we’re only going to see one (SKU) this year?

Kevin Hell:	You are going to see multiple LG models with DivX TV inside this year. And those are Blue-Ray devices in the U.S. market. I believe that they are targeting right now three models to be specific.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

(Steven Frankle):	Thank you.

Kevin Hell:	Sure.

Operator:	Once again, if you have a question please press star then one on your touch-tone telephone. Our next question comes from (Rob Stone) with Cohen & Company.

(Rob Stone):	Hi guys.

Kevin Hell:	Hey, (Rob).

(Rob Stone):	I have a follow-up question on DivX TV. I wasn’t sure if I caught what you said about in being in discussions with additional hardware licensees. Any color you could provide there beyond LG that’s announced. And then can you quantify the number of content partners? I think you said you added some.

Kevin Hell:	Yes sure. So additional color, I can tell you that there is continued interest both in the U.S. and also internationally to launch DivX TV. Given that we’re going through this the first time, we’re actually remaining very focused on making sure that the initial LG implementation is very strong. And then we will broaden that out to additional CE partners as we go. There is absolutely interest, and we are in fairly deep discussions with others around the deployment of DivX TV.

With regards to the amount of content, as I alluded to, we have signed up several additional content partners since our CES announcement. We’re actually holding that until we go live with the service, and we’ll give more updates on that in the future. But they are you know very exciting new additions to our content platform.

We said previously is that we have 70 channels that we have out there on the content front. We’re well over double that at this point in time in terms of the number of content channels we should see. So you know approaching toward between 150 and 200 channels.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

(Rob Stone):	On the additional partners, do I interpret what you said to mean that there is going to be a product cycle, LG is the only one launching this year, and the others would come sometime in 2011?

Kevin Hell:	That’s right. LG would be coming this year, second half. And then we would have other ones coming likely the following year.

(Rob Stone):	OK. A question for Dan on the expense trends. Can you just comment on where you think the core Op Ex will trend in the second half?

Dan Halvorson:	Sure. You know as we said before we talked last fall, and then as you see you know headcount went up. You know it’s kind of elaborate. I think in one hand, (Rob), it’s kind of interesting now. We’re going to continue to invest, and we’re continuing to make things that are what I would think of as strategic. Although a dependency of you know the merger, you can appreciate that certain initiatives on maybe more the G&A side, those types of initiatives that would otherwise have been spent, you know those types of things are maybe going to be settled down.

So there are going to be investments. You know we gave you some numbers in the past of the trends around DivX TV and others. But I think the OP Ex standpoint will increase a tad. But you know it’s going to depend as things come together with the merger. but, you’ve kind of got this natural pause on certain areas.

(Rob Stone):	OK. And final (inaudible) are for Kevin on the emerging categories. I think you said that DTV was now the biggest part of the emerging categories, or …

Kevin Hell:	Yes.

(Rob Stone):	Not sure if that’s correct.

Kevin Hell:	That’s correct. It’s the largest contributor of the categories we have. You know you’ve got digital televisions, you’ve got mobile phones, Blue-Ray devices, set-top-boxes, DTV is the largest contributor of those, and has grown five – more than 5X since last year. So it’s growing very rapidly.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Blue-Ray is also very healthy obviously but it’s a smaller market as we talked about. We have a 38 percent penetration in the Blue-Ray market which exceeds the DVD market now. So you know we see there is a great future for us as Blue-Ray continues to grow. Will grow there.

But essentially, you know we’re hitting on multiple cylinders now on these different categories, rather than just hitting on one cylinder. You know in the DVD market, we’re now across Blue-Ray, mobile, DTV, set-top-box is also now starting to accelerate for us. We’re starting to see some real revenue come out of the set-top-box category as well, particularly in Europe.

So we’re very pleased with that. And we think it’s going to allow for a very strong growth cycle going forwards in the CE licensing part of our business.

(Rob Stone):	So the part two of my question was to try and understand, I would have thought that Blue-Ray units would have been bigger than DTV units. Is there some impact of mix here on ASPs? I think you might have said that HD-plus was more prevalent on the DTV platforms, or is it the case that DTV units are actually outnumbered Blue-Ray players as well which would surprise me.

Kevin Hell:	The DTV category more generally is much larger as a whole. The market for DTVs is much larger than Blue-Rays. Our penetration of DTVs was lower than Blue ray but because it’s such a bigger market, actually the unit volume of DivX certified devices in DTV is higher than the Blue-Ray category. The ASPs are fairly similar across those different categories for most practical purposes.

(Rob Stone):	Do you have an estimation of your penetration in DTV?

Kevin Hell:	We haven’t announced it yet. We’re still getting the data points to be able to – to be able to announce that publically. But it’s coming up rapidly as we talked about. So we should be able to announce that shortly as we have done now here with the Blue-Ray category.

(Rob Stone):	It’s lower than the 38 percent in …

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

Kevin Hell:	It is lower than the 38 percent. But it’s a larger market. So net-net it’s still bigger than the Blue-Ray both in terms of units and revenue.

(Rob Stone):	OK. Great. Thanks very much.

Kevin Hell:	Sure.

Operator:	Thank you. Our next question comes from (Jim Goss) with Barrington Research.

(Jim Goss):	Thank you. Kevin, one point of clarification then, and sort of following up in the last question. After you mention the DTV (milos) and the five-fold increase, I thought there was a kind of something like nearly half of DTVs have DivX. Did I mishear that then?

Kevin Hell:	Actually it’s – the number you might have heard was that 60 percent of the DTVs we have certified, we’ve certified for 1080P HD playback, which is more than half. So that might have been what you had heard.

(Jim Goss):	OK.

Kevin Hell:	So it’s only talking about the high definition capability that these digital televisions are capable of playing back. High definition files in the DivX format.

(Jim Goss):	Can you talk about the geography for various categories? I think for one, the DTVs were mostly European if I am not mistaken. And maybe the Blue-Rays are more in the U.S. But maybe breakdown some of the key categories by geography.

Kevin Hell:	Well in terms of penetration across all of our emerging categories, it’s the penetration or the (attach rate) if you want to call it that is highest in the European markets, Eastern and Western Europe. Usually followed by certain markets in Asia and Latin America. And then what you typically see is the U.S. and Japan as being the lower penetrations. Like for instance, in DVD we’re in kind of the 20 percent range of penetration.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

While – and this is in DVD now, I am talking as a legacy market, while as in the French market for instance, we’re you know roughly 90 percent and plus in terms of penetration. So – and I’d say most of these different emerging categories follow a similar penetration trend for the most part.

We are pleased with what we’re seeing relative to the U.S. market for Blue-Ray DTV and mobile. And in some cases I believe that that penetration level is higher than what we saw with DVD, particularly with Blue-Ray. But in terms of specific statistics, we’re not breaking it down by each geography in terms of specific attach rates at this point.

(Jim Goss):	Set-top-boxes still a minor category relative to DTVs?

Kevin Hell:	Minor relative to DTVs yes, but growing relatively rapidly. It’s a you know there is a nice opportunity there. Obviously you have operators involved in the middle of the delivery of media. And so it takes a bit longer and it’s a little bit more of a complex process. But we are making good traction, particularly in Europe as we’ve talked about – and I expect over time we’ll continue to make progress worldwide.

(Jim Goss):	And then with R&D spending expectations. Given that …

Kevin Hell:	By the way (Jim), I just want to elaborate also before you – next question. I just want to also elaborate on the fact that you know one of the things I think will be great with being in a part together with Sonic will be that having some of these premium content services available will speed the adoption and operator based markets like set-top-box and mobile going forward. Having a premium content offering with a strong weight to monetize services will be very beneficial for what we believe are tremendous market opportunities around mobile and set-top-box going forwards.

(Jim Goss):	OK.

Kevin Hell:	Sorry. Just wanted to make sure …

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

(Jim Goss):	No that’s fine. I – my sense from our conversations is that breaking into the United States in a bigger way is one of the key benefits from a DivX standpoint.

Kevin Hell:	Absolutely. And operator driven markets as well. Like mobile and set-top-box.

(Jim Goss):	And then lastly for right now. The R&D spending expectations. Do you put things on hold, or since the timeframe for the merger doesn’t seem to be all that long, that you just sort of go ahead with the – as if it weren’t occurring or does – do you redirect your efforts or what exactly happens there?

Kevin Hell:	We are not – yes we are not redirecting our efforts. We are running the business as usual. In addition we also believe that you know the majority of the R&D spending that we have and the products we’re investing in are going to be very valuable to the combined entity going forwards.

(Jim Goss):	All right. Thanks very much.

Kevin Hell:	Sure, (Jim).

Operator:	Once again, ladies and gentlemen, if you have a question please press star then one on your touch-tone telephone. Our next question comes from (David Delao) with Canaccord.

(David Delao):	Hi, guys. Can you just update us how many DTV (SKUs) and mobile (SKUs) you added in the quarter and what that number stands at for each at this point?

Kevin Hell:	Yes. So the – on the DTV category we’re up to 3,000 (SKUs). And again, I want to caveat that you know some of these are a little bit – it’s hard to extrapolate directly from some of these numbers because of the way that the model families work versus the (SKUs) are different. So you might have one model family of DTV that has say 100 (SKUs) because it goes into a bunch of different geographies, each of which has a model number that’s different.

And I would say that in the DTV category, it’s a little bit – there is more models variations than you get in the DVD category. So the numbers in DTV

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

from a SKU basis are a little bit inflated. But there’s no other way to directly reconcile it. But you’ve got three – by now you have got 3,000 DTV SKUs that have been certified. Over, actually at this point. And then in the mobile category you have over 200 SKUs with 70 base models that have been certified. That is as of the end of Q2 for that stat.

(David Delao):	OK thanks.

Kevin Hell:	Sure.

(David Delao):	And then just on the media revenue in the quarter, 2.7 million guidance for Q3 implies that that number is going to come down. What’s the driver of that decrease sequentially?

Dan Halvorson:	Yes, (Dave). I think you know the numbers are when we give that guidance, you know we don’t know until we get the reporting. But our view right is you know we’re watching Google numbers. We had good numbers in Q2, and you know it’s I think directionally flattish, although you picked up you know down. It’s – to me it’s directionally flattish and we’ll see where it comes out and it’s also the way we call guidance.

(David Delao):	OK.

Kevin Hell:	Yes and we had – I think we had a very good quarter. We had very good conversion occurring you know. And in this last quarter. And you know from a guidance perspective being conservative going forward you never if that’s going to repeat.

But we’re generally pretty pleased with the overall trend that we have been seeing. With Google we have been continuing to grow the conversion of you know quarter-on-quarter as well as we’ve seen as you saw and that hopefully you understand, we have seen tremendous increases in the level of engagement around our software in terms of the player and Web player, playback. We’ve seen something like 90 percent year-and-year growth in terms of the number of times that our player and Web player are started.

DIVX, INC.

Moderator: Karen Fisher

08-04-10/3:30 p.m. CT

Confirmation # 90715543

And we’ve seen something like 750 million launches of our software in one quarter alone. So the scale is mind boggling in terms of how many people use our software. And we believe that that’s going to be a very beneficial asset going forwards as we look at the combination of DivX and Sonic as well.

(David Delao):	OK that’s helpful. Thanks.

Kevin Hell:	But obviously the software engagement drives ultimately our licensing business because as people create and use software on their PCs that drives demand for CE devices that include our technology which ultimately drives our revenue.

(David Delao):	Sure. Thank you.

Kevin Hell:	Sure.

Operator:	Thank you. I am showing no further questions at this time.

Kevin Hell:	Great. Well thank you again for joining us on the call today. We look forward to providing you an update on the Sonic Solutions DivX proposed merger transaction on the separately scheduled call at 5:30 p.m. Eastern Time today.

Thank you again.

Operator:	Ladies and gentlemen, thank you for your participation on today’s conference. This concludes the conference. And you may now disconnect.

Forward-Looking Statements

Statements in this communication that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to, references to the expected growth and earnings potential of the Company’s business, the Company’s position in the digital media space, the anticipated financial results for the third quarter of 2010 and statements with respect to the proposed merger transaction between DivX and Sonic Solutions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to: the risk that customer use of DivX technology may not grow as anticipated; the risk that anticipated market opportunities may not materialize at expected levels, or at all; the risk that the Company’s financial performance for the third quarter of 2010 may not meet expectations; the risk that the Company’s activities may not result in the growth of profitable revenue; risks and uncertainties related to the maintenance and strength of the DivX brand; the Company’s ability to penetrate existing and new markets; the effects of competition; the Company’s dependence on its licensees and partners; the effect of intellectual property rights claims; the risks and uncertainties related to the failure to satisfy the conditions of the pending merger, including failure to obtain the required approvals of DivX and Sonic Solutions stockholders, including the approval of a majority of DivX stockholders; the costs and expenses associated with the pending merger; contractual restrictions on the conduct of DivX’s business included in the merger agreement; the potential loss of key personnel, disruption of DivX’s business or any impact on DivX’s relationships with third parties as a result of the pending merger; any delay in consummating the proposed merger or the failure to consummate the transaction; the risk that the anticipated benefits of the pending merger may not be realized; and the outcome of, or expenses associated with, any litigation which may arise in connection with the pending merger; and other factors discussed in the “Risk Factors” section of the Company’s most recent reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement. DivX is providing this information as of the date of this communication and does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Additional Information

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the proposed merger. In connection with the proposed merger, Sonic Solutions has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sonic Solutions and DivX. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Sonic Solutions and DivX, because they contain important information about Sonic Solutions, DivX and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the proposed merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the proposed merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the proposed merger by reading the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Additional information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

END